STI Group, Inc.
30950 Rancho Viejo Road, #120
San Juan Capistrano, CA 92675

January 30, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:       Mark B.Shuman
Branch Chief - Legal

Re:          STI Group, Inc.
Registration Statement on Form SB-2
Filed May 14, 2007
File No. 333-142911

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated December 6, 2007 (the “Comment Letter”) relating to the Registration Statement on Form SB-2 (the “Registration Statement”) of STI Group, Inc. (the “Company). The answers set forth herein refer to each of the Staffs' comments by number. We are filing herewith Amendment No. 2 to the Registration Statement reflecting our responses to the Staff’s comments.

Form SB-2/A

General

1.
We note that you are registering the sale of 112,000,000 shares. Given the size relative to the 14,860,000 shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

Securities and Exchange Commission
January 30, 2008

Response

We have reduced the number of shares we are registering to 4,400,000 (less than 30% of the number of shares outstanding held by non-affiliates). We further represent that we will not file any additional registration statements for the shares we have removed from the registration statement until the later to occur of: (i) 6 months from the effectiveness of the registration statement, or (ii) 60 days after all securities on that registration statement have been sold or otherwise removed from the registration statement.

2.
We note your response to comment 6 of our letter dated June 29, 2007. Please provide the previously requested information concerning prior securities sales to selling security holders that occurred during the past three years. This information should be presented in a manner that will enable a potential investor to understand the extent of the participation of each specific selling shareholder in each investment during the period. In describing the prior investments by the selling shareholders, include the exercise price of each series of warrants and the conversion rate for each class of convertible securities.

Response

We have revised the Registration Statement to add a new section entitled “PROSPECTUS SUMMARY-December 2006 Secured Convertible Note Financing-Prior Securities Transactions with Selling Stockholders” to provide the requested disclosure.

Prospectus Summary, page 5

3.
Disclose the business reason for the issuance of the 60,000 shares of Series A Preferred Stock to Monarch Bay Capital Group, LLC, and describe the role that Monarch Bay performed in the transaction. Also, clarify the nature of the assets acquired and explain why neither the assets acquired nor the shares issued were evaluated.

Response

We have revised the section of the Registration Statement entitled “PROSPECTUS SUMMARY” to clarify that Monarch Bay Capital Group, LLC was the sole stockholder of Solana Technologies, Inc. and that the 60,000 shares of Series A Preferred Stock constituted the purchase price for the shares of that company. We have also revised the section to address the Staff’s other comments.

Management’s Discussion and Analysis and Plan of Operations, page 36;
Liquidity and Capital Resources, page 41

4.
Please see comment 32 of our letter dated June 29, 2007. Please revise to describe the events that led to the issuance of the convertible note to a related party and explain how the proceeds of the sale of the note were received and how they were applied by STI.

Securities and Exchange Commission
January 30, 2008

Response

We have revised our disclosure to address the Staff’s comment.

5.
Please see comment 33 of our letter dated June 29, 2007. Your filing should contain a meaningful discussion of the rate at which your business consumes cash, in quantitative terms. For example, in the most recent month, disclose how much cash was consumed in your operations. It is unclear whether the average rate of cash used in operations during the six months ended June 31, 2007, of approximately $20,000 per month is consistent with the rate at which your business consumes cash currently. In quantitative terms, disclose your projected needs for cash to pursue your business plan during the twelve months following the effective date. Explain how you intend to finance any funding needed to pursue your business plan for this one year period and discuss management's plans in the event difficulties are encountered in its efforts to obtain funding needed to pursue the one year plan.

Response

We have revised our disclosure to address the Staff’s comment.

Description of Business, page 44

The Company, page 44

6.
Please see comment 36 of our letter dated June 29, 2007. We are unable to locate disclosure in the prospectus concerning whether STI has any current plans, proposals, or agreements regarding future acquisitions. Please revise or advise us of the specific location of information in this respect.

Response

The requested disclosure was added as the last sentence to the fourth bulleted item in the section of the Registration Statement entitled “DESCRIPTION OF BUSINESS-The Company” to address the Staff’s comment.

Securities and Exchange Commission
January 30, 2008

Company Background, page 44

7.
As requested in comment 37 of our letter dated June 29, 2007, revise this discussion so that it more describes the nature of STI's ongoing business, The mechanics of the acquisition transaction and the business history of the technical legal acquirer should be condensed and given less prominence.

Response

We have revised the section of the Registration Statement entitled “DESCRIPTION OF BUSINESS-Company Background” to address the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 53

8.
From the disclosure in footnotes 3 and 4 to this table, it appears that Messrs. Walters and Moore each own half of Monarch Bay Management Company, LLC and Monarch Bay Associates, LLC. In your response letter, tell us why they do not report shared voting and investment power over the shares of STI held by those companies.

Response

We have revised the table in the section of the Registration Statement entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” to reflect  shared voting and investment power by Messrs. Walters and Moore of the Series A Preferred Stock held by Monarch Bay Management Company, LLC and Monarch Bay Associates, LLC.

Financial Statements

9.	Please provide updated financial statements and revise the filing accordingly. See paragraph (g) of Item 310 of Regulation S-B.

Response

We have revised our disclosure to address the Staff’s comment.

We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ David Walters
David Walters
Chairman